May 2, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Timothy Family Plan (CIK:0000916490) Request for Withdrawal of Amendment to Registration Statement on Form N-1A Registration No. 33-73248 and 811-08228

Ladies and Gentlemen;

Pursuant to Rule 477(a) under the Securities Act of 1933, we hereby request the withdrawal of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 27 to Form N-1A of the Timothy Family of Funds, under File Nos. 33-73248 and 811-08228 (EDGAR submission type N-1A/A) accepted by the by the Securities and Exchange Commission on May 1,2007 (Accession Number 0001193125-07-097822). We would like this amendment to be withdrawn from the Securities and Exchange Commission’s database.

Sincerely,

/s/ Arthur Ally
President & Chairman